Filed Pursuant to Rule 424(b)(3)
File No. 333‑237289
NUVEEN MUNICIPAL INCOME FUND, INC.
(NYSE: NMI)
(THE “FUND”)
SUPPLEMENT DATED SEPTEMBER 29, 2023
TO THE FUND’S PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
DATED SEPTEMBER 23, 2020, EACH AS SUPPLEMENTED
The Board of Directors of the Fund has approved a change to the Fund’s credit quality policies.
Effective immediately, the Fund’s policies, as set forth under the “Investment Objectives and Policies” sections of, and elsewhere in, the Fund’s Prospectus and SAI, to invest (i) at least 80% of its net assets in investment grade securities and (ii) up to 20% of its net assets in non‑investment grade or unrated securities are deleted in their entirety and replaced with the following:

☐
The Fund may invest up to 75% of its Managed Assets in municipal securities that are rated BBB/Baa or lower by at least one NRSRO or are unrated but judged to be of comparable quality by the Fund’s sub‑adviser.

☐
The Fund may not invest more than 10% of its Managed Assets in municipal securities rated below B3/B‑ by any NRSROs that rate the security or that are unrated but judged to be of comparable quality by the Fund’s sub‑adviser.

In addition, disclosure in the SAI under the “Investment Objectives and Policies” and “Municipal Securities” sections that describe actions to be taken if the Fund falls below the former 80% threshold, with respect to investment grade securities, is deleted in its entirety and replaced with the following:
The credit quality policies noted above apply only at the time of the purchase of a security, and the Fund is not required to dispose of a security in the event Moody’s, S&P or Fitch downgrades its assessment of the credit characteristics of a particular issuer, even if such downgrade causes the portfolio to exceed the 75% or 10% thresholds noted above. If at any time the Fund exceeds either the 75% or 10% threshold noted above, the Fund’s future investments will be made in a manner that will bring the Fund’s portfolio back into compliance with these policies.
In conjunction with the aforementioned credit quality changes, the policy restricting the Fund’s investments in “defaulted securities” (securities of an issuer that, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is otherwise involved in a bankruptcy proceeding) is deleted in its entirety and replaced with the following:
The Fund may invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding (i.e., rated below C‑ at the time of investment) (“defaulted securities”), and may invest in municipal securities that are experiencing other financial difficulties at the time of acquisition (such securities are commonly referred to as distressed securities). The Fund’s sub‑adviser may determine that it is in the best interest of shareholders in pursuing a workout arrangement with issuers of defaulted securities to make loans to the defaulted issuer or another party, or purchase a debt, equity or other

Filed Pursuant to Rule 424(b)(3)
File No. 333‑237289

interest from the defaulted issuer or another party, or take other related or similar steps involving the investment of additional monies.
PLEASE KEEP THIS WITH YOUR
FUND’S PROSPECTUS AND SAI FOR FUTURE REFERENCE